K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 4, 2014	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective

Amendment No. 104 to the Registration Statement on Form N-1A of EQ Advisors Trust

(File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 12, 2014 concerning Post-Effective Amendment No. 104 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 11, 2014. The Post-Effective Amendment was filed in connection with the annual update of the Trust’s registration statement. Your comments are set forth in italics and are followed by the Trust’s responses. Disclosure changes made in response to your comments are shown in the enclosed revised marked pages from the prospectus and statement of additional information. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Page references are to the page numbers of the courtesy copy provided to the staff.

Prospectus

1.	Generally Applicable Comments

(a)	Please confirm that all EDGAR series and class identifiers have been updated in connection with Portfolio name changes.

Response: The Trust confirms that all EDGAR series and class identifiers will be updated as appropriate in connection with the Portfolio name changes.

(b)	Please confirm that all incomplete data and disclosure will be included in a post-effective amendment filed prior to, or on the effective date of, the PEA.

Response: The Trust confirms that the requisite data and disclosure will be completed in a post-effective amendment filed on or before the effective date of the Post-Effective Amendment.

Alison White

April 4, 2014

(c)	Fee Tables: For each Portfolio that discloses a fee waiver in its fee table, please confirm that the Trust has filed or intends to file the applicable expense limitation agreement.

Response: The Trust confirms that it has filed or intends to file the applicable expense limitation agreement.

(d)	Fee Tables: For each Portfolio investing in ETFs that does not have an acquired fund fees and expenses line item in its fee table, please consider if one is necessary.

Response: The Trust has considered, with respect to each Portfolio investing in ETFs, whether an acquired fund fees and expenses line item is necessary and has modified the fee table disclosure accordingly.

(e)	Principal Investment Strategy: The staff notes that the principal investment strategy of certain Portfolios (e.g., AXA Global Equity Managed Volatility Portfolio) discloses a strategy to utilize futures and options to manage the equity exposure of the Portfolio and includes the statement: “Although these actions are intended to reduce the overall risk of investing in the Portfolio, they may not work as intended and may result in periods of underperformance.” Please consider whether this statement would be more appropriately included in the principal risks section.

Response: The Trust has made the suggested change and included this statement in the principal risks section for those Portfolios that disclose a strategy to utilize futures and options to manage their equity exposure.

(f)	Principal Risk: The staff notes that certain of the Portfolios (e.g., AXA Global Equity Managed Volatility Portfolio) include “managing volatility” as an investment objective of the Portfolio. Given that the Portfolios are affiliated funds of an insurer offering certain promises to investors in variable contracts, please consider whether any conflict of interest disclosure is appropriate in the principal risks section of the summary prospectus to the extent that any of the Portfolios employ a managed volatility strategy.

Response: The Trust has considered the staff’s comment and has determined that the requested disclosure does not constitute a principal risk of investing in the Portfolios. However, the Trust notes that the requested disclosure has appeared in the Trust’s prospectuses under the heading “Portfolio Management Risk” in the section of each prospectus entitled “More about Investment Strategies & Risks.” In response to the staff’s comment, this disclosure has been moved into a separate risk factor entitled “Insurance Fund Risk” and has been expanded to more clearly highlight the potential conflicts of interest referenced in the staff’s comment.

(g)	Principal Risk: The staff notes that each Portfolio’s principal risks are introduced by the statement “an investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please inform the staff supplementally whether the Portfolios will be offered through an insured depository institution. If the Portfolios will not be offered or sold in this way, please delete the disclosure because it is neither permitted nor required by Form N-1A.

Alison White

April 4, 2014

Response: The Portfolios serve as funding vehicles for variable annuity and variable life products that are sold through insured depository institutions. Accordingly, the Trust has determined to retain the referenced statement.

(h)	Principal Risk: The staff notes that certain of the Portfolios disclose Custom Benchmark Risk (e.g., AXA Global Equity Managed Volatility Portfolio). Considering that the custom benchmark does not appear to affect a Portfolio’s net asset value, yield or total return, please explain supplementally why Custom Benchmark Risk is disclosed as a principal risk. See Item 9(c) of Form N-1A.

Response: Custom Benchmark Risk has been removed as a principal risk, and disclosure describing the custom benchmarks has been added to the “Benchmarks” section in the relevant prospectuses.

(i)	Principal Risk: Please consider revising ETF Risk as it appears in the summary prospectuses for brevity. Detailed risk disclosure may be included in the risk disclosure in response to Item 9 of Form N-1A.

Response: The Trust has made the requested change.

(j)	Risk/Return Bar Chart and Table: The staff notes that certain components (e.g., the S&P/ASX 200 Index) of the blended indices, and the securities markets they track, used by certain Portfolios may not be familiar to the average investor. Please consider including disclosure in the relevant summary prospectuses that identifies the components of the blended indices and the securities markets they track.

Response: The Trust has made the suggested change.

2.	Master Prospectus

(a)	Large Cap Portfolios (e.g., p. 19): The staff notes that the principal investment strategies of certain Portfolios define large cap companies as those within the range of market capitalizations of certain indices, including, among others, the S&P 500 and the S&P 100. Since the S&P 100 is a subset of the S&P 500, please consider the value of referring to the S&P 100.

Response: The Trust has deleted the reference to the S&P 100.

(b)	EQ/AllianceBernstein Short-Term Bond Portfolio (p. 173): Please advise the staff supplementally why the Class IA shares ceased operations.

Response: All of the investors in the EQ/AllianceBernstein Short-Term Bond Portfolio have redeemed their investments from the Portfolio, and the Board of Trustees of the Trust has terminated the Portfolio. Accordingly, this Portfolio has been removed from the Trust’s Registration Statement.

Alison White

April 4, 2014

(c)	Securities Lending Risk (p. 220): Please consider whether this should be a principal risk for any of the Portfolios.

Response: The Trust has determined that securities lending risk can be considered a principal risk of certain Portfolios and has retained or added related principal investment strategy and principal risk disclosure to the prospectuses for the relevant Portfolios.

3.	All Asset Allocation Portfolios Prospectus

(a)	Principal Risks: Each Portfolio includes Convertible Securities Risk, Energy Sector Risk and Infrastructure Sector Risk. The staff was unable to identify corresponding disclosure in the principal investment strategies. Please revise the prospectus to resolve this apparent discrepancy or advise the staff why the risk disclosure is appropriate.

Response: The Trust has reviewed the disclosure and believes that the risks listed in the staff’s comment are principal risks of the Portfolios and that there is corresponding investment strategy disclosure regarding these investments. For example, the disclosure for each Portfolio states that the Portfolio may invest in natural resource investments, which the Trust believes corresponds to Energy Sector Risk disclosure.

(b)	All Asset Moderate Growth - Alt 15 Portfolio and All Asset Aggressive - Alt 25 Portfolio (pp. 3 & 15): Please include years 1 and 3 in the expense example table.

Response: The Trust has made the requested change.

4.	AXA Managed Volatility Portfolios Prospectus

(a)	AXA 400 Managed Volatility Portfolio, AXA 500 Managed Volatility Portfolio & AXA 2000 Managed Volatility Portfolio: Given the use of the terms 400, 500 and 2000 in the names of these Portfolios, please explain supplementally why the names of these Portfolios do not trigger Rule 35d-1 under the 1940 Act and the corresponding 80% test.

Response: The names of the AXA 400 Managed Volatility Portfolio, AXA 500 Managed Volatility Portfolio and AXA 2000 Managed Volatility Portfolio do not trigger Rule 35d-1 under the 1940 Act and the corresponding 80% test because the names do not contain terms that suggest a focus on a particular type of investment.

In the adopting release for Rule 35d-1, the SEC stated that “[t]he terms ‘small, mid, or large capitalization’ and ‘index’ suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule.” Investment Company Act Rel. No. 24828 (Jan. 17, 2001) at note 42. The adopting release further provides that “[i]ndex funds … generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” However, the Portfolios’ names do not include these terms.

Alison White

April 4, 2014

The Trust is not aware of any SEC or staff position regarding the use of the terms 400, 500 and 2000 in investment company names. The Trust believes that the names of the Portfolios would not lead a reasonable investor to conclude that any of these Portfolios invests in a manner that is inconsistent with the Portfolio’s intended investments or the risks of those investments.

5.	ETF Portfolios Prospectus

(a)	The staff notes that the courtesy copy was marked to show changes against the prospectus filed with EDGAR on October 1, 2013 pursuant to Rule 485(b) under the Securities Act of 1933. In the future, please mark courtesy copies against the last filing that was reviewed by the staff (i.e., a filing made pursuant to Rule 485(a)).

Response: The Trust is required to mark the copies in accordance with Rule 472 under the Securities Act of 1933, which provides that an amendment to a registration statement “shall be marked to indicate clearly … the changes effected in the registration statement by the amendment.” The Trust notes the staff’s request and will make efforts in the future, as practicable, to provide courtesy copies that facilitate the staff’s review.

(b)	EQ/International ETF Portfolio (p. 7): Please correct the typographical error in the 1 year column of the expense example.

Response: The Trust has made the requested change.

(c)	Benchmarks (p. 22): Please clarify which Portfolio is referenced in this section.

Response: The Trust has made the requested change.

Statement of Additional Information

6.	Committees of the Board (p. 75): The staff notes that the SAI discloses that the “Nominating and Compensation Committee generally will not consider nominees recommended by Contract owners.” Please either delete the term “generally” or disclose the circumstances under which the Nominating and Compensation Committee would consider nominees recommended by Contract owners and the procedures for submitting such recommendations.

Response: The Trust has deleted the term “generally” in the referenced disclosure.

Miscellaneous

7.	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

*            *             *            *            *

Alison White

April 4, 2014

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.

K&L Gates LLP